FEDERATED HERMES CORE TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

February 22, 2021

Sally Samuel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES CORE TRUST (the “Registrant”) Federated Mortgage Core Portfolio (the “Fund”) 1940 Act File No. 811-8519

Dear Ms. Samuel:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided by Jennifer Hardy on June 30, 2020, regarding its Amendment No. 74 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on May 28, 2020.

COMMENT 1. Private Offering Memorandum – General Comment

Please note that, where a comment is made in one section of the Registration Statement, and such comment is applicable to similar disclosure that appears elsewhere in the Registration Statement, your response should address all applicable sections.

RESPONSE: The Registrant will respond as requested.

COMMENT 2. Private Offering Memorandum – General Comment

Please file your responses to Staff comments in writing on EDGAR and make sure your responses include the disclosure changes you intend to make in the response to Staff comments.

RESPONSE: The Registrant will respond as requested.

COMMENT 3. Private Offering Memorandum – Investment Strategy

Please provide the average dollar-weighted duration of the index. Without this information investors will have no way to determine the portfolio’s duration. Please also revise the example to show the effect of a change in interest rate based on either the index duration or the portfolio’s expected duration.

RESPONSE: The Registrant respectfully notes that “Interest Rate Risk” fully describes duration and includes an example. With respect to the average dollar-weighted portfolio duration of the Bloomberg Barclays Mortgage-Backed Securities Index, the Registrant will add the following disclosure to the first sentence in the third paragraph of the Fund’s investment strategy (addition bold and underlined):

“The Fund typically seeks to maintain an overall average dollar-weighted portfolio duration that is within one year above or below the Bloomberg Barclays Mortgage-Backed Securities Index (the “Index”). The average dollar-weighted duration of the Index is approximately 2.3 years as of December 31, 2020.”

COMMENT 4. Private Offering Memorandum – “What are the Specific Risks of Investing in the Fund?”

Please update “Interest Rate Risk” to discuss current historically low interest rates and the impact on the portfolio.

In addition, please update “Risk Related to the Economy” in light of current market conditions, as the current disclosure is vague and unspecific. See IMGU 2014-01.

RESPONSE: The Registrant has reviewed the Fund’s risk disclosures as noted by the Staff and has determined that they appropriately address the risks inherent in the Fund’s investments. However, the Fund will add the following additional disclosure (addition underlined) to “Epidemic and Pandemic Risk” under “Risk Related to the Economy” at the Fund’s annual update in February 2021 to address current market events and conditions resulting from the pandemic.

“Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in late 2019 and subsequently spread globally (“COVID-19”). This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, and disruptions to supply chains, workflow operations and consumer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short-term or may last for an extended period of time and has resulted in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could continue to negatively affect the worldwide economy, as well as the economies of individual countries, individual companies, including certain Fund service providers and issuers of the Fund’s investments, and the markets in general in significant and unforeseen ways. Any such impact could adversely affect the Fund’s performance.

The United States has responded to the COVID-19 pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals that have been adversely impacted by the COVID-19 pandemic. In addition, in mid-March 2020 the U.S. Federal Reserve (“Fed”) cut interest rates to historically low levels and announced a new round of quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system; establishing swap lines with other major central banks to provide dollar funding; establishing a program to support money market funds; easing various bank capital buffers; providing funding backstops for businesses to provide bridging loans for up to four years; and providing funding to help credit flow in asset-backed securities markets. The Fed also plans to extend credit to small- and medium-sized businesses.”

COMMENT 5. Part B Information Required in a Statement of Additional Information – “Securities in Which the Fund Invests” - Asset Segregation

We note the second sentence of the third paragraph under “Asset Segregation,":

“For example, if the Fund enters into a credit default swap as the Protection Buyer, then it will set aside cash or readily marketable securities necessary to meet any accrued payment obligations under the swap.”

Please change “accrued payment obligation” to the “amount of unpaid premium plus any prepayment/early termination penalty” or explain the basis for not changing this disclosure.

RESPONSE: The Registrant is not aware of applicable regulation, or SEC or staff guidance, that specifically requires an investment company that enters into a credit default swap as the Protection Buyer to segregate cash or readily marketable securities in an amount equal to “unpaid premium plus any prepayment/early termination penalty.” The Registrant has established policies and procedures approved by the Registrant’s board of trustees that provide that the Fund will set aside cash or readily marketable securities necessary to meet any accrued payment obligations under the swap in such circumstances. The proposed revision would render the disclosure inconsistent with the Registrant’s policies. Accordingly, the Registrant respectfully declines to revise its disclosure in response to this comment. The Registrant further notes that, in practice, the Registrant does not enter into credit default swaps that impose early termination fees on either party. If the Registrant does enter into credit default swaps with early termination fees in the future, the Registrant will consider the treatment of such fees under its board-approved policies at such time.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone
Leslie C. Petrone
Senior Manager, Disclosure/Compliance Federated Hermes, Inc.